                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                              -------------------

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                              -------------------

                            UGLY DUCKLING CORPORATION
                               (NAME OF APPLICANT)

              2525 E. CAMELBACK, SUITE 1150, PHOENIX, ARIZONA 85016
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                              -------------------

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

         TITLE OF CLASS                                         AMOUNT
         --------------                                         ------
12% Subordinated Debentures due 2003                          $32,500,000

                  Approximate date of proposed public offering:
                               September 17, 1998


                     Name and address of agent for service:
                            Steven P. Johnson, Esq.
                                 General Counsel
                            Ugly Duckling Corporation
                      2525 East Camelback Road, Suite 1150
                             Phoenix, Arizona 85016

                                    copy to:
                                  Steve Pidgeon
                              Snell & Wilmer L.L.P.
                               One Arizona Center
                           Phoenix, Arizona 85004-0001

The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon written request of the Company.


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

                                     GENERAL

1.  General Information.



(a) Form of organization: A corporation

(b) State or other sovereign power under the laws of which organized: Delaware

2. Securities Act exemption applicable.

Ugly Duckling Corporation, a Delaware corporation (the "Company"), is relying on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") provided by Section 3(a)(9) thereunder in connection with the Company's exchange offer as described herein (the "Exchange Offer"). The Exchange Offer is being made by the Company pursuant to its Offering Circular dated September 17, 1998 ("Offering Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery of even date therewith, and consists of an offer to exchange up to $32,500,000 aggregate principal amount of the Company's 12% Subordinated Debentures due 2003 ("Debentures") for up to 5,000,000 shares of the Company's Common Stock, par value $.001 per share ("Common Stock") on the basis of $6.50 principal amount of Debentures per share.

There have not been any sales of securities of the same class as the Debentures, nor are there any such other sales planned, by the Company or by or through an underwriter at or about the time of the Exchange Offer.

The Company has retained Corporate Investor Communications, Inc. as the "Information Agent" and Harris Trust Company of California as the "Exchange Agent" in connection with the Exchange Offer. The Information Agent and Exchange Agent will provide to holders of Common Stock only information otherwise contained in the Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of the Common Stock and the Debentures. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer or make recommendations as to the acceptance or rejection of the Exchange Offer. Both the Information Agent and the Exchange Agent will be paid reasonable fees directly by the Company for their services.

There are no cash payments made or to be made by any holder of the Common Stock.

                                  AFFILIATIONS

3.  Affiliates.

The following is a list of all direct and indirect subsidiaries and affiliates of the Company. Indirect subsidiaries are indented and listed under their direct parent. Unless otherwise indicated the basis of control is ownership of equity securities and all subsidiaries are wholly-owned subsidiaries.

Ugly Duckling Corporation (Delaware)
A.       Duck Ventures, Inc. (Arizona)
         1.       Champion Acceptance Corporation (Arizona)
                  a.       Champion Financial Services, Inc. (Arizona)


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

         2.       Ugly Duckling Car Sales, Inc. (Arizona)
                  a.       Ugly Duckling Car Sales Florida, Inc. (Florida)
                  b.       Ugly Duckling Car Sales New Mexico, Inc. (New Mexico)
                  c.       Ugly Duckling Car Sales Texas, L.L.P. (Arizona)
                  d.       Ugly Duckling Car Sales Georgia, Inc. (Georgia)
                  e.       Ugly Duckling Car Sales California, Inc. (California)
         3.       Champion Portfolio Corporation (Arizona)
         4.       Ugly Duckling Receivables Corp. (Delaware)
         5.       Ugly Duckling Receivables Corp. II (Delaware)
         6.       Drake Insurance Services, Inc. (Arizona)
                  a.       Drake Insurance Agency, Inc. (Arizona)
                  b.       Drake Property & Casualty Life Insurance Co.
                           (Turks & Caicos Islands)
                  c.       Drake Life Insurance Co. (Turks & Caicos Islands)
         7.       Ugly Duckling Dealer Finance, Inc. (Arizona)
                  a.       Ugly Duckling Dealer Finance Alabama, Inc. (Arizona)
         8.       UDRAC, Inc. (Arizona)
         9.       UDRAC Rentals, Inc. (Arizona)
         10.      Cygnet Financial Corporation (Delaware)
                  a.       Cygnet Financial Services, Inc. (Arizona)
                  b.       Cygnet Dealer Finance, Inc. (Arizona)
                           1.      Cygnet Finance Alabama, Inc. (Arizona)
                  c.       Cygnet Financial Portfolio, Inc. (Arizona)
                  d.       Cygnet Support Services, Inc. (Arizona)

         As described in the Company's Notice and Proxy Statement dated August 4, 1998 (the "Proxy Statement"), a copy of which is filed as Exhibit T3E.3, the Company has proposed and its stockholders have approved the separation of the Company's non-dealership operations into a separate company (the "Split-up"). If all conditions to the Split-up are satisfied, the Company will transfer to Cygnet Financial Corporation, a newly-formed Delaware corporation currently wholly-owned by the Company ("Cygnet"), its bulk purchase and servicing operations, its third party dealer finance operations, and substantially all assets and certain liabilities acquired pursuant to transactions with First Merchants Acceptance Corporation ("FMAC") and Reliance Acceptance Group, Inc. ("Reliance"). In connection with the Split-Up, Cygnet currently is conducting a Rights Offering pursuant to which holders of the Company's Common Stock as of August 17, 1998 were distributed Rights to purchase shares of Cygnet's Common Stock at a price of $7.00 per share, as described in Cygnet's Prospectus dated August 26, 1998, a copy of which is filed as Exhibit T3E.4 hereto. The Rights Offering will terminate on September 21, 1998, unless extended. If the Rights Offering is completed and the Split-up is consummated, the Company will continue to operate its chain of Buy Here-Pay Here used car dealerships and underwrite, finance and service retail installment contracts generated from the sale of used cars by its Company dealerships, Cygnet will acquire and operate the bulk purchase and servicing operations, the third party dealer finance operations, and substantially all of the assets and certain liabilities acquired pursuant to the transactions with FMAC and Reliance, and Cygnet will no longer be controlled by the Company. If the Rights Offering is not completed and the Split-up is not consummated, the Company would retain both its dealership and non-dealership operations.

         Ernest C. Garcia II owns approximately 25.2% of the outstanding Common Stock of the Company, but hereby disclaims control of the Company. Mr. Garcia also owns 100% of the outstanding voting securities of Verde Investments, Inc.

                             MANAGEMENT AND CONTROL

4. Directors and executive officers.

The names and mailing addresses of the directors and executive officers of the Company are set forth below. The title of each of the executive officers set forth below refers to such executive officer's position with the Company.

Prior to the Split-up:

NAME                       ADDRESS                                     OFFICE
----                       -------                                     ------
Ernest C. Garcia II        2525 E. Camelback Rd., Suite 1150           Chief Executive Officer
                           Phoenix, Arizona 85016                      and Director

Gregory B. Sullivan        2525 E. Camelback Rd., Suite 1150           Chief Operating Officer,
                           Phoenix, Arizona 85016                      President, Director

Steven P. Johnson          2525 E. Camelback Rd., Suite 1150           Senior Vice President,
                           Phoenix, Arizona 85016                      General Counsel and Secretary

Russell J. Grisanti        2525 E. Camelback Rd., Suite 1150           Executive Vice President
                           Phoenix, Arizona 85016                      Operations

Steven T. Darak            2525 E. Camelback Rd., Suite 1150           Chief Financial Officer
                           Phoenix, Arizona 85016                      Senior Vice President and Treasurer

Steven A. Tesdahl          2525 E. Camelback Rd., Suite 1150           Chief Information Officer
                           Phoenix, Arizona 85016                      and Senior Vice President

Donald L. Addink           2525 E. Camelback Rd., Suite 1150           Vice President and
                           Phoenix, Arizona 85016                      Senior Analyst

Peter R. Fratt             2525 E. Camelback Rd., Suite 1150           Vice President Real
                           Phoenix, Arizona 85016                      Estate

Eric J. Splaver            2525 E. Camelback Rd., Suite 1150           Corporate Controller
                           Phoenix, Arizona 85016

Robert J. Abrahams         2525 E. Camelback Rd., Suite 1150           Independent Director
                           Phoenix, Arizona 85016

Christopher D. Jennings    2525 E. Camelback Rd., Suite 1150           Independent Director
                           Phoenix, Arizona 85016

John N. MacDonough         2525 E. Camelback Rd., Suite 1150           Independent Director
                           Phoenix, Arizona 85016


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


Frank P. Willey            2525 E. Camelback Rd., Suite 1150           Independent Director
                           Phoenix, Arizona 85016


Following the Split-up:

NAME                       ADDRESS                                     OFFICE
----                       -------                                     ------
Ernest C. Garcia II        2525 E. Camelback Rd., Suite 1150           Director
                           Phoenix, Arizona 85016

Gregory B. Sullivan        2525 E. Camelback Rd., Suite 1150           Chief Executive Officer,
                           Phoenix, Arizona 85016                      President, and Director

Russell J. Grisanti        2525 E. Camelback Rd., Suite 1150           Executive Vice President
                           Phoenix, Arizona 85016                      Servicing Operations

Peter G. Levas             2525 E. Camelback Rd., Suite 1150           Executive Vice President
                           Phoenix, Arizona 85016                      Sales Operations

Steven T. Darak            2525 E. Camelback Rd., Suite 1150           Chief Financial Officer
                           Phoenix, Arizona 85016                      Executive Vice President and Treasurer

Steven A. Tesdahl          2525 E. Camelback Rd., Suite 1150           Chief Information Officer
                           Phoenix, Arizona 85016                      and Executive Vice President

Jon D. Ehlinger            2525 E. Camelback Rd., Suite 1150           General Counsel and
                           Phoenix, Arizona 85016                      Secretary

Peter R. Fratt             2525 E. Camelback Rd., Suite 1150           Vice President Real
                           Phoenix, Arizona 85016                      Estate

Robert J. Abrahams         2525 E. Camelback Rd., Suite 1150           Independent Director
                           Phoenix, Arizona 85016

Christopher D. Jennings    2525 E. Camelback Rd., Suite 1150           Independent Director
                           Phoenix, Arizona 85016

John N. MacDonough         2525 E. Camelback Rd., Suite 1150           Independent Director
                           Phoenix, Arizona 85016

Frank P. Willey            2525 E. Camelback Rd., Suite 1150           Independent Director
                           Phoenix, Arizona 85016

5. Principal owners of voting securities.

Based upon the most recent information available to the Company, the following individuals own ten percent (10%) or more of the voting securities of the Company.


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

As of August 31, 1998

NAME AND COMPLETE                   TITLE OF                  AMOUNT            % OF VOTING
 MAILING ADDRESS                    CLASS OWNED               OWNED             SECURITIES OWNED
 ---------------                    -----------               -----             ----------------
Ernest C. Garcia II                 Common Stock              4,699,500              25.2
2525 E. Camelback Rd.
Suite 1150
Phoenix, Arizona 85016

                                  UNDERWRITERS

6. Underwriters. The following are the names and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application and (b) each proposed principal underwriter of the securities proposed to be offered. The title of each class of securities underwritten by each person specified in (a) also follows.

(a) The following were the underwriters in the Company's issuances in 1996 and 1997 of shares of its common stock:

         Cruttenden Roth Incorporated
         18301 Von Karman, Suite 100
         Irvine, California 92715

         Friedman, Billings, Ramsey & Co., Inc.
         Potomac Tower
         1001 19th Street North
         Arlington, VA 22209


In addition, Greenwich Capital Markets has acted as underwriter in connection with the issuance of certificates in a number of securitizations of finance receivables generated by Company dealerships or purchased from third parties, certain limited obligations as to which have been guaranteed by the Company.

(b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

                               CAPITAL SECURITIES

7.  Capitalization.

(a) The following information is provided as to each authorized class of securities of the Company.

         (i) Equity Securities (as of August 31, 1998)

TITLE OF CLASS                      AMOUNT AUTHORIZED                           AMOUNT  OUTSTANDING
--------------                      -----------------                           -------------------
Common Stock                        100,000,000                                 18,605,337 (1)
$.001 par value

Preferred Stock                     10,000,000                                  0
$.001 par value


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

(1) The Company also has outstanding warrants to purchase Common Stock as follows:

                                                                       EXERCISE PRICE
NO. OF WARRANTS                     EXERCISABLE THROUGH                PER SHARE
---------------                     -------------------                ---------
121,023                             June 21, 2006                      $ 6.75
170,000                             June 21, 2001                      $ 9.45
389,800                             February 20, 2000                  $20.00
325,000                             April 1, 2001                      $20.00
 50,000                             February 9, 2001                   $12.50
500,000                             February, 2001                     $10.00

In addition, the Company is obligated to issue 115,000 warrants exercisable for a period of three years from the issue date at a price of 120% of the then market price of the Company's Common Stock per share to a lender to Cygnet in the event the Split-up does not occur by December 31, 1998, and additional warrants in an indeterminate amount as described in the Notice and Proxy Statement under "Management's Discussion and Analysis of Results of Operations and Financial Condition of the Continuing Company Businesses -- Liquidity and Capital Resources -- Reliance Transaction." As of August 31, 1998, the Company
also had outstanding           options to purchase Common Stock issued under
employee benefit plans of the Company.

         (ii) Debt Securities (as of August 31, 1998)

The Company has registered $200,000,000 in aggregate principal amount of its debt securities under the Securities Act of 1933, as amended pursuant to a Registration Statement on Form S-3 (No. 333-31531) filed with the Commission on July 18, 1997. To date, no debt securities have been issued thereunder.

The Company also has outstanding a $10 million subordinated debenture payable to Verde Investments, Inc., $15 million of subordinated notes payable, and approximately $6 million of notes payable secured by real estate.

See also description of certain guarantees of the Company in Item 6(a).

(b) The following is a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

See description of the Company's Common Stock and Preferred Stock under "Description of Capital Stock" in the Offering Circular attached as Exhibit T3E.1.

                              INDENTURE SECURITIES

8. Analysis of indenture provisions.

The following is an analysis of the indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

For purposes of this Section 8, the "Indenture" refers to the Indenture to be entered into by and between Ugly Duckling Corporation and Harris Trust and Savings Bank, as Trustee (the "Trustee") and the First Supplemental Indenture to such Indenture pursuant to which the Debentures will be issued. Other capitalized terms are defined in the Indenture or in the Offering Circular. Up to $100,000,000 of securities ("Securities") may be issued under the Indenture in one or more series of which the Debentures will be one series.

A.  EVENTS OF DEFAULT

Each of the following will constitute an Event of Default under the Indenture with respect to Securities of any series: (a) failure to pay principal of or any premium on any Securities of that series when due; (b) failure to pay any interest on any Securities of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Securities of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), continued for 90 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Securities of that series, as provided in the Indenture; (e) certain events in bankruptcy, insolvency, or reorganization, and (f) any other Event of Default specified for such series in the supplemental indenture or Board Resolution creating or governing such series. There are no additional Events of Default provided for the Debentures.

If a default with respect to Securities of any series occurs, the Trustee shall give the Holders of such Securities notice of such default as and to the extent provided in the Trust Indenture Act; provided that in the case of any default specified in subclause (d) of the immediately preceding paragraph, no such notice shall be given until at least 30 days after the occurrence thereof.

B.  AUTHENTICATION AND DELIVERY

The Securities shall be executed on behalf of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or one of its Vice Presidents, and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities may be manual or facsimile. The Indenture does not contain any provisions limiting the use of proceeds from sale of the Securities. The Company will not receive any proceeds (other than shares of Common Stock) upon issuance of the Debentures.

C.  RELEASE OF PROPERTY SUBJECT TO LIEN

The Company's obligations under the Securities will not be secured by any liens or security interests on any assets of the Company. Therefore, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

D.  SATISFACTION AND DISCHARGE

Under the terms of the Indenture, the Company will be discharged from all its obligations with respect to the Securities of a series (except for certain obligations to exchange or register the transfer of such Securities, to replace stolen, lost, or mutilated Securities, to maintain paying agencies, and to hold moneys for payment in trust) upon satisfaction of certain conditions, including the deposit in trust for the benefit of the Holders of such Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Securities on the respective Stated Maturities or on any Redemption Date established for such Securities in accordance with their terms. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance, and discharge were not to occur.

The Indenture will also be deemed to be satisfied and discharged, except as to certain limited provisions, as to Securities of a series that have become due and payable or will become due and payable at their Stated Maturity within one year from the date of determination or are to be called for redemption within one year under arrangements satisfactory to the Trustee, but only if the Company deposits money in an amount sufficient to pay the entire principal, premium, and interest to the date of deposit (as to Securities that have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, and certain other conditions are satisfied.

E. EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the date hereof, an Officers' Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

9. Other Obligors. The following is the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

No person other than the Company is an obligor with respect to the Debentures.

Contents of the application for qualification. This application for qualification comprises --

(a) Pages numbered 1 to 10, consecutively.

(b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

         (i) Exhibit T3A -- The Company's Certificate of Incorporation (incorporated by reference to the Company's Quarterly report on Form 10-Q, filed August 10, 1998).

         (ii) Exhibit T3B -- The Company's Bylaws (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed August 14, 1997)

         (iii) Exhibit T3C.1 -- A copy of the form of Indenture to be qualified

         (iv) Exhibit T3C.2 -- A copy of the form of First Supplemental Indenture to the Indenture to be qualified.

         (v) Exhibit T3D -- Not applicable

         (vi) Exhibit T3E.1 -- Form of Offering Circular, dated as of September 17, 1998

         (vii) Exhibit T3E.2 -- Form of Letter of Transmittal, dated as of September 17, 1998 and accompanying documents

         (viii) Exhibit T3E.3 -- Notice and Proxy Statement dated August 4, 1998

         (ix) Exhibit T3E.4 -- Prospectus of Cygnet Financial Corporation dated August 26, 1998

         (x) Exhibit T3F -- Cross Reference Sheet (see page ii of Exhibit T3C)

         (xi) Exhibit 99.7 -- Form T-1 Statement of Eligibility of Harris Trust and Savings Bank under the Trust Indenture Act of 1939.


                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Ugly Duckling Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Phoenix, and State of Arizona, on the 17th day of September, 1998.


                                      __________________________________________

                                      By:  /s/ Ernest C. Garcia, II
                                      __________________________________________
                                          (Ernest C. Garcia, II, Chairman of the
                                           Board, Chief Executive Officer, and
                                                        President)


Attest: /s/ Jon D.           By:  /s/ Steven P. Johnson
___________________________           __________________________________________
                                      (Steven P. Johnson, Senior Vice President,
                                             General Counsel and Secretary)



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